March 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Brian McAllister
Shannon Buskirk
Anuja Majmudar
Irene Barberena-Meissner

Re:	Namib Minerals, as Registrant (CIK No. 0002026514)
Greenstone Corporation, as Co-Registrant (CIK No. 0002034129)
Amendment No. 4 to the Registration Statement on Form F-4, Filed March 10, 2025

Staff Comment Letter Dated March 13, 2025

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Namib Minerals, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), and its co-registrant, Greenstone Corporation, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Co-Registrant” or “Greenstone” and, together with the Company, the “Registrants”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ Amendment No. 4 to the Registration Statement on Form F-4, filed with the Commission on March 10, 2025 (the “Registration Statement”), as set forth in your letter dated March 13, 2025 addressed to Ibrahima Tall and Tulani Sikwila (the “Comment Letter”). The Registrants publicly filed with the Commission, electronically via EDGAR, Amendment No. 5 to the Registration Statement on March 12, 2025, and, in submitting this response, the Registrants are concurrently filing publicly with the Commission, electronically via EDGAR, Amendment No. 6 to the Registration Statement on Form F-4 (the “Amendment No. 6”), which includes changes that reflect responses to the Staff’s comments.

The Registrants advise the Staff that they seek to finalize the review process as soon as practicable with a view to seeking effectiveness of the Registration Statement as soon as possible.

The headings and numbered paragraphs of this letter correspond to those contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses below refer to the Amendment No. 6.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1840 Century Park East, Suite 1900 ■ Los Angeles, California 90067-2121 ■ Tel 310.586.7700 ■ Fax 310.586.7800

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 14, 2025

Amendment No. 4 to Registration Statement on Form F-4 filed March 10, 2025 Risk Factors

Risks Relates to Greenstone

Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to, page 46

Comment 1: We note your disclosure that the application filed on February 15, 2024 with the High Court of Zimbabwe to place the Mazowe Mining Company in corporate rescue proceedings has been challenged by the Company, and a hearing date was set for March 11, 2025. Please update your disclosure here and elsewhere as appropriate to reflect the outcome of this hearing.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has revised disclosure in Risk Factors on page 47 and in Litigation on page 253 to indicate that the March 11, 2025 hearing date was postponed and a new date has not been set.

Greenstone’s purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from Metallon may be subject to potential claims, page 47

Comment 2: You disclose that the former majority shareholder of Metallon (which was under common control with Metallon) was placed into liquidation in Jersey in May 2024 and that the adequacy of the consideration for the transfer of Metallon shares held by such former majority shareholder to the current controlling shareholders of Metallon could be at issue in the liquidation proceedings, and the transfer of Metallon shares could be challenged at law or in equity. You further disclose that if the Guarantors are not able to, or do not satisfy their indemnification obligations or if a challenge to the BMC Sale to Greenstone is successful, such result could have a material adverse effect on the Company’s assets and operations. Please expand your disclosure to specify the potential material adverse effects on the Company, including with respect to the ownership claims of [it’s] prospective target company, Greenstone, over the Mazowe, Redwing, and How Mines. Also include this disclosure in your Questions and Answers and Summary sections of your prospectus.

Response to Comment 2:

The Company acknowledges the Staff’s comment and has revised its disclosure in the Risk Factors section on pages 47 and 48 and has added the requested disclosure to the Questions and Answers and Summary sections of Amendment No. 6 on pages xxii and 1, respectively.

* * * * * * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 14, 2025

We thank the Staff for its continued assistance and cooperation throughout the course of the review of the Registrants’ Registration Statement, including the Staff’s availability for discussion of these matters and its consideration of the Company’s foregoing responses to the Comment Letter. If the Staff requires any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com. As noted above, the Registrants intend to seek acceleration of the Registration Statement as soon as possible and appreciates the Staff’s assistance in this regard.

Very truly yours,

GREENBERG TRAURIG, LLP

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

Attachments: Appendices

cc:	Office of International Corporate Finance, Securities and Exchange Commission

Ibrahima Tall, Chief Executive Officer, Namib Minerals
Tulani Sikwila, Chief Financial Officer, Greenstone Corporation
Siphesihle Mchunu, General Counsel, Namib Minerals
Alan Annex, Greenberg Traurig, LLP
Adam Namoury, Greenberg Traurig, LLP